UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 29, 2022

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Appointment of Certain Officers

The Company’s board of managers has appointed Nazar Stelmakh to serve as the Company’s Vice President, effective immediately. Mr. Stelmakh will not be compensated for his services as the Company’s Vice President.

Mr. Stelmakh is in the Private Client Group at YieldStreet Inc. (“Yieldstreet”). Prior to joining Yieldstreet, Mr. Stelmakh was part of the Private Banking Group at Morgan Stanley where he primarily focused on the design, creation and implementation of key sales and marketing strategies for banking & lending products. Prior to Morgan Stanley, Mr. Stelmakh worked as an Institutional Investment Sales Associate at Meridian Capital Group where he was responsible for valuation/underwriting, research and transaction due diligence for office, retail and multi-family transactions.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 29, 2022.

YS RE RAF I LLC

By: YieldStreet Management, LLC, its manager

/s/ Milind Mehere
By:	Milind Mehere, Chief Executive Officer